FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

RENESOLA LTD

Form 6-K

2

ReneSola Ltd (the “Company”) issued a press release on March 19, 2008 announcing its fourth quarter and full year 2007 financial results. See Exhibit 99.1 – Press Release. The Company is hereby providing additional share related information below:

	Six months ended June 30, 2006	Three months ended December 31, 2006	Twelve months ended December 31, 2006	Six months ended June 30, 2007	Three months ended September 30, 2007	Three months ended December 31, 2007	Twelve months ended December 31, 2007
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Net income per share:

- Basic	0.11	0.09	0.32	0.13	0.13	0.17	0.43
- Diluted	0.11	0.09	0.32	0.13	0.12	0.17	0.43
Net income per ADS:

- Basic	0.22	0.18	0.64	0.26	0.26	0.34	0.86
- Diluted	0.22	0.18	0.64	0.26	0.24	0.34	0.86
Shares used in computation:

- Basic	66,666,699	100,000,032	80,000,032	100,000,032	100,000,032	100,000,032	100,000,032
- Diluted	66,666,699	100,000,032	80,122,052	100,156,848	110,621,025	110,645,584	108,221,480

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: March 20, 2008

4

Exhibit 99.1

ReneSola Ltd Announces Fourth Quarter and Full Year 2007 Results

JIASHAN, China, March 19, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading Chinese manufacturer of solar wafers, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2007.

Financial Highlights

•

Fourth quarter 2007 net revenues were US$96.0 million, an increase of 197.6% from US$32.3 million in the fourth quarter of 2006, and an increase of 32.4% from US$72.5 million in the third quarter of 2007. Full year 2007 net revenues were US$249.0 million, an increase of 195.1% from US$84.4 million in the full year 2006.

•

Fourth quarter 2007 net income was US$17.5 million, an increase of 87.8% from US$9.3 million in the fourth quarter of 2006, and an increase of 36.8% from US$12.8 million in the third quarter of 2007. Full year 2007 net income was US$42.9 million, an increase of 69.7% from US$25.3 million in the full year 2006.

•

Fourth quarter 2007 basic and diluted earnings per share were US$0.17 and US$0.17, respectively, and basic and diluted earnings per ADS were US$0.34 and US$0.34, respectively. Full year 2007 basic and diluted earnings per share were US$0.43 and US$0.43, respectively, and basic and diluted earnings per ADS were US$0.86 and US$0.86, respectively. Each ADS represents two shares.

Business Highlights

•

Fourth quarter production output was 51.3 MW, an increase of 42.5% from 36.0 MW in the third quarter. Full year production output was 125.6 MW, an increase of 223% from 38.9 MW in the full year 2006, exceeding the top end of guidance.

•

Successfully executed 2007 capacity expansion target with additional 40 monocrystalline furnaces and 17 multicrystalline furnaces installed during the fourth quarter of 2007, bringing total ingot manufacturing capacity to 378 MW and wafer manufacturing capacity to 305 MW, compared with 80 MW of ingot manufacturing capacity as of the end of 2006.

•

Over 90% of raw materials required for 2008 planned production output of 300 MW have been secured through a combination of long-term and short-term procurement contracts, toll arrangements, and expected output from our polysilicon joint venture in Henan Province, China.

•

Joint venture in Henan Province, China successfully commenced trial production of polysilicon, and development of wholly-owned green field polysilicon plant in Sichuan Province, China is on track with trial production of this facility expected to begin during the first half of 2009.

	Six months ended 6/30/06	Three months ended 12/31/06	Twelve months ended 12/31/06	Six months ended 6/30/07	Three months ended 9/30/07	Three months ended 12/31/07	Twelve months ended 12/31/07
Net revenue (US$000)	24,042	32,272	84,371	80,387	72,540	96,046	248,973
Gross profit (US$000)	7,171	8,878	24,725	18,102	15,775	19,619	53,496
Gross margin (%)	29.8%	27.5%	29.3%	22.5%	21.7%	20.4%	21.5%
Operating profit (US$000)	6,394	8,029	22,235	15,001	13,432	15,000	43,433
Foreign exchange gain (loss) (US$000)	(9)	141	364	(2,304)	(569)	(1,174)	(4,047)
Profit for the period (US$000)	7,039	9,303	25,301	12,690	12,775	17,471	42,936
Production output (MW)	10.0	15.7	38.9	38.3	36.0	51.3	125.6

“During 2007 ReneSola grew into a leading producer of solar wafers and our business expanded through upstream integration within the solar value chain into polysilicon manufacturing,” said Mr. Xianshou Li, ReneSola’s Chief Executive Officer. “As one of the fastest growing solar companies in the world, ReneSola achieved substantial top line growth without sacrificing profitability in spite of a significant increase in raw material costs, as demand for wafers, as well as average wafer selling prices, continued to increase. We also successfully executed our growth plan by expanding our raw material procurement and customer network and increasing our total production capacity from 80 MW as of the end of 2006, to 378 MW as of the end of 2007.”

“During the year we also took strategic steps to integrate upstream into polysilicon manufacturing. Our joint venture in Henan Province, China commenced polysilicon trial production in mid-January 2008, and the development of our state-of-the-art green field polysilicon project in Sichuan Province, China is on track. In line with ReneSola’s strong commitment to maintaining environmentally responsible business practices, the joint venture in Henan Province has met the environmental protection standards set by the government and is equipped to recycle silicon tetrachloride. The polysilicon project in Sichuan Province will utilize proven, high-end equipment with fully closed loop systems to recycle and convert waste into products that can be reused in the production process.”

“In 2008, we will maintain our focus on efficient cost production and innovation as we look to build on ReneSola’s strong brand name. New equipment using our proprietary technologies and state-of-the-art facilities will include some of the most advanced furnaces and wire saws in the market. We are confident that our expansion efforts and upstream transition into polysilicon manufacturing, paired with a strong feedstock supply pipeline and a customer base of leading industry players, put ReneSola in a unique position to capitalize on the opportunities presented by a rapidly growing solar industry in 2008 and beyond.”

Financial Results for the Fourth Quarter and Full Year 2007

Net revenues

Net revenues for the fourth quarter of 2007 were US$96.0 million, an increase of 32.4% sequentially and 197.6% year-over-year. For the full year 2007, ReneSola reported net revenues of US$249.0 million representing a 195.1% increase year-over-year from US$84.4 million in 2006. The rise in fourth quarter and full year 2007 revenues was primarily attributable to an increase in output from the expanded production capacity and increasing wafer ASPs.

Gross profit

Fourth quarter gross profit was US$19.6 million, a 24.4% increase sequentially and 121.0% year-over-year. The gross margin for the fourth quarter was 20.4% compared to 21.7% in the third quarter of 2007. Full year 2007 gross profit was US$53.5 million, a 116.4% increase year-over-year from US$24.7 million in 2006. The gross margin for full year 2007 was 21.5% compared to 29.3% for the full year 2006. The change in gross margin was primarily attributable to increases in average feedstock costs of 13.7% sequentially and 42.1% year-over-year. Increasing feedstock costs were mitigated by a reduction in silicon consumption through a combination of in-house closed-loop scrap recycling, productivity gains from improvements in wafer slicing, a reduction in non-raw material related production costs and increases in wafer ASPs.

Operating profit

Operating profit in the fourth quarter of 2007 was US$15.0 million, an increase of 11.7% sequentially and 86.8% year-over-year. Operating margin was 15.6% in the fourth quarter compared to 18.5% in the third quarter of 2007. Total operating expenses in the fourth quarter of 2007 were US$4.6 million, up from US$2.3 million in the third quarter of 2007. Of the total operating expenses in the fourth quarter US$0.7 million was attributable to share-based compensation expenses.

Operating profit for the full year 2007 was US$43.4 million, a 95.3% increase year-over-year from US$22.2 million in 2006. Operating margin was 17.4% for the full year 2007 compared to 26.4% in the previous year due to the lower gross margin attributable to the significant increase in raw material costs. Total operating expenses increased to US$10.l million for the full year 2007 from US$2.5 million for the full year 2006. This was primarily due to increased general and administrative expenses and R&D costs reflecting higher salary and benefit payments as a result of the need for a greater number of employees to meet our fast growing business, as well as an increase in professional fees and compliance expenses.

Profit before tax

Profit before tax in the fourth quarter was US$12.4 million, a 3.6% increase sequentially and 49.3% increase year-over-year. Finance costs increased by 13.9% sequentially, reflecting increased bank borrowings and interest rates. Finance costs as a percentage of net revenue decreased from 2.0% in the third quarter of 2007 to 1.8% in the fourth quarter of 2007. The fourth quarter foreign exchange loss increased to US$1.2 million from US$0.6 million in the third quarter as a result of appreciation of RMB against the US dollar during the quarter.

Profit before tax for the full year 2007 was US$36.8 million, an increase of 63.0% year-over-year from US$22.6 million in 2006. Finance costs in 2007 increased to US$4.5 million from US$0.3 million in 2006, reflecting increased bank borrowings and the convertible bonds issued in March 2007. The full year 2007 foreign exchange loss was US$4.0 million from a gain of US$0.4 million in the previous year due to appreciation of RMB against the US dollar.

Taxation

ReneSola’s subsidiary, Zhejiang Yuhui Solar Energy Source Co. Ltd, (“Zhejiang Yuhui”) recognized a tax benefit of US$5.2 million in the fourth quarter of 2007, significantly up from US$0.8 million in the third quarter of 2007. For the full year 2007, Zhejiang Yuhui recognized a tax benefit of US$6.2 million, up from US$2.7 million in 2006, due to an increase in domestic equipment purchases. In accordance with PRC tax regulations, Zhejiang Yuhui received 40% of the amount arising from the purchase of domestic made equipment as an investment tax credit. The tax credit can be carried forward for 7 years to offset future corporate income taxes.

Net profit

Fourth quarter 2007 net profit increased 36.8% sequentially and 87.8% year-over-year to US$17.5 million. Full year 2007 net profit increased 69.7% year-over-year to US$42.9 million due to an increase in production output and improved productivity.

2008 Guidance

In the first quarter of 2008 we expect our gross margin to remain stable and expected production output to be 62 MW, as compared to 51.3 MW in the fourth quarter of 2007 and 15.3 MW in the first quarter of 2007. We maintain our annualized ingot production capacity target of 645 MW by the end of 2008. We anticipate production output of a minimum of 300 MW in 2008 with minimum annual net revenues of US$480 million. This represents year-over-year revenue growth of at least 93%.

Accounting Standards

The financial information presented in this announcement has been prepared in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”). The Company has historically issued financial information prepared in accordance with International Financial Reporting Standards (“IFRS”). For the purposes of comparison, financial information for the year ended December 31, 2006 and six months ended June 30, 2006 and 2007, which was previously issued in accordance with IFRS, is presented in this announcement in accordance with US GAAP.

Conference Call Information

ReneSola’s management will host an earnings conference call on March 19, 2008 at 8 AM U.S. EDT / 8 PM Beijing/Hong Kong time / 12 PM GMT.

Dial-in details for the earnings conference call are as follows:

U.S. & International:	+1-617-614-2705
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.” There will also be a presentation available on the Company’s website at www.renesola.com.

A replay of the conference call may be accessed by phone at the following number until March 26, 2008:

International:	+1-617-801-6888
Passcode:	34290815

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading solar wafer manufacturer based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA.L). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

In China:

Mr. Charles Bai

ReneSola Ltd

Tel:	+86 (573) 8477-3061
E-mail:	charles.bai@renesola.com

Mr. Derek Mitchell

Ogilvy Public Relations Worldwide (Beijing)

Tel:	+86 (10) 8520-6284
E-mail:	derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Public Relations Worldwide (New York)

Tel:	+1 (212) 880-5363
E-mail:	jeremy.bridgman@ogilvypr.com

In the UK:

Mr. Tim Feather/Mr. Richard Baty

Hanson Westhouse Limited

Tel:	+44 (0) 20-7601-6100
E-mail:	tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com

Mr. Charles Ryland/Ms. Suzanne Brocks/Ms. Catherine Breen

Buchanan Communications

Tel:	+44 (0) 20-7466-5000

CONSOLIDATED INCOME STATEMENT

	Six months ended June 30, 2006	Three months ended December 31, 2006	Twelve months ended December 31, 2006	Six months ended June 30, 2007	Three months ended September 30, 2007	Three months ended December 31, 2007	Twelve months ended December 31, 2007
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Net revenue	24,042	32,272	84,371	80,387	72,540	96,046	248,973
Cost of sales	(16,871)	(23,394)	(59,646)	(62,285)	(56,765)	(76,427)	(195,477)
Gross profit	7,171	8,878	24,725	18,102	15,775	19,619	53,496

Operating expenses:
Sales and marketing	(204)	(85)	(335)	(263)	(152)	(169)	(584)
General and administrative	(565)	(767)	(2,284)	(2,765)	(2,354)	(3,635)	(8,754)
R&D Expense	(22)	(11)	(39)	(163)	(82)	(898)	(1,143)
Other expenses, net	14	14	168	90	245	83	418
Total operating expenses	(777)	(849)	(2,490)	(3,101)	(2,343)	(4,619)	(10,063)

Income from operations	6,394	8,029	22,235	15,001	13,432	15,000	43,433

Interest income	6	163	312	1,154	551	229	1,934
Interest expenses	(103)	(53)	(331)	(1,338)	(1,484)	(1,690)	(4,512)
Foreign exchange (loss) gain	(9)	141	364	(2,304)	(569)	(1,174)	(4,047)
Total non-operating (expenses) income	(106)	251	345	(2,488)	(1,502)	(2,635)	(6,625)

Income before income tax expenses	6,288	8,280	22,580	12,513	11,930	12,365	36,808

Income tax benefit	751	1,023	2,721	177	807	5,171	6,155

Minority interest	0	0	0	0	(38)	65	27

Net income	7,039	9,303	25,301	12,690	12,775	17,471	42,936

CONSOLIDATED BALANCE SHEET

	As at June 30, 2006	As at December 31, 2006	As at June 30, 2007	As at December 31, 2007
	US$000	US$000	US$000	US$000
ASSETS
Current assets:
Cash and cash equivalents	6,714	9,862	67,904	53,137
Accounts receivable, net of allowances for doubtful receivables	50	694	461	8,755
Inventories	18,581	44,775	75,325	110,630
Advances to suppliers	8,335	16,952	33,777	53,727
Amounts due from related parties	2,032	5,766	10,502	17,213
Value added tax recoverable	2,494	5,017	7,757	117
Prepaid expenses and other current assets	1,989	2,978	9,428	9,654
Deferred tax assets	1,364	3,321	3,868	10,487
Total current assets	41,559	89,365	209,022	263,720

Property, plant and equipment, net	8,384	19,908	50,046	136,598
Prepaid land rent, net	1,142	4,254	7,288	7,502
Deferred tax assets	16	102	27	284
Deferred convertible bond issue costs	—	—	3,921	3,336
Advances for purchases of property, plant and equipment	2,407	14,957	37,931	29,648
Total assets	53,508	128,586	308,235	441,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current liabilities:
Short-term borrowings	10,314	14,675	58,930	71,691
Accounts payable	2,848	4,902	5,684	13,147
Advances from customers	29,731	34,452	25,866	59,626
Amounts due to related parties	3,131	606	228	—
Other current liabilities	879	1,347	3,117	13,912
Total current liabilities	46,903	55,982	93,825	158,376

Accrued warranty costs	62	63	65	67
Convertible bond payable	—	—	122,306	128,265
Long-term borrowings	—	—	4,727	17,797
Derivative liability	—	—	—	546
Deferred tax liability	—	—	—	633
Total liabilities	46,965	56,045	220,923	305,684

Minority interest	—	—	—	9,696
Shareholders’ equity
Common shares	—	36,266	36,266	36,266
Additional paid-in capital	1,500	11,765	11,928	14,827
Retained earnings	5,002	23,264	35,954	66,200
Accumulated other comprehensive income	41	1,246	3,164	8,415
Total shareholders’ equity	6,543	72,541	87,312	125,708
Total liabilities and shareholders’ equity	53,508	128,586	308,235	441,088

CONSOLIDATED CASH FLOW STATEMENT

	Six months ended June 30, 2006	Three months ended December 31, 2006	Twelve months ended December 31, 2006
	US$000	US$000	US$000
Cash flows from operating activities:
Net income	7,038	9,303	25,301
Adjustments for:
Minority interest	—	—	—
Depreciation	161	357	733
Amortization of deferred convertible bond issue costs	—	—	—
Recognition of bond redemption premium	—	—	—
Allowances for doubtful receivables	26	39	66
Prepaid land rent expensed	3	22	32
Derivatives	—	—	—
Deferred taxes	(751)	(1,023)	(2,721)
Share-based compensation	—	74	264
Changes in operating assets and liabilities:
Accounts receivable	111	431	(557)
Inventories	(15,365)	(18,584)	(40,591)
Advances to suppliers	(7,195)	(2,725)	(15,559)
Amounts due from related parties	(1,357)	1,772	(4,967)
Value added tax recoverable	(1,883)	(1,483)	(4,296)
Prepaid expenses and other current assets	(1,477)	4,105	(2,400)
Prepaid land rent	(962)	(1,227)	(4,036)
Accounts payable	1,247	1,334	3,195
Advances from customers	25,272	(763)	29,200
Other current liabilities	386	338	817
Accrued warranty costs	20	—	20
Net cash provided by (used in) operating activities	5,274	(8,030)	(15,499)

Cash flows from investing activities:
Purchases of property, plant and equipment	(5,963)	(5,449)	(17,606)
Advances for purchases of property, plant and equipment	(2,360)	(10,898)	(14,598)
Cash provided to related parties	—	—	—
Net cash used in investing activities	(8,323)	(16,347)	(32,204)

Cash flows from financing activities:
Contribution from minority shareholder of subsidiaries	—	—	—
Net proceeds from short-term borrowings	9,625	1,540	13,747
Proceeds from issuance of common shares	—	—	50,000
Share issuance costs	—	—	(3,734)
Net proceeds from issuance of convertible bonds	—	—	—
Proceeds from capital contribution	—	—	—
Distribution in respect of reorganization	(2,878)	—	(2,878)
Other distribution to shareholders	(331)	—	(331)
Cash received from related parties	3,682	594	1,270
Cash paid to related parties	(730)	—	(856)
Net cash provided by financing activities	9,368	2,134	57,218

Effect of exchange rate changes	(9)	(170)	(57)

Net increase (decrease) in cash and cash equivalents	6,310	(22,413)	9,458
Cash and cash equivalents, beginning of year	404	32,275	404
Cash and cash equivalents, end of year	6,714	9,862	9,862

	Six months ended June 30, 2007	Three months ended September 30, 2007	Three months ended December 31, 2007	Twelve months ended December 31, 2007
	US$000	US$000	US$000	US$000
Cash flows from operating activities:
Net income	12,690	12,775	17,471	42,936
Adjustments for:
Minority interest	—	(38)	65	27
Depreciation	1,223	1,214	1,733	4,170
Amortization of deferred convertible bond issue costs	371	362	367	1,100
Recognition of bond redemption premium	353	367	361	1,081
Allowances for doubtful receivables	88	3	378	469
Prepaid land rent expensed	55	46	46	147
Derivatives	—	—	525	525
Deferred taxes	(379)	(809)	(5,029)	(6,217)
Share-based compensation	164	95	670	929
Changes in operating assets and liabilities:
Accounts receivable	195	(4,994)	(3,040)	(7,839)
Inventories	(29,042)	(17,774)	(13,621)	(60,437)
Advances to suppliers	(16,220)	(238)	(17,818)	(34,276)
Amounts due from related parties	(4,529)	(3,396)	991	(6,934)
Value added tax recoverable	(2,649)	3,790	3,899	5,040
Prepaid expenses and other current assets	(6,260)	(5,512)	5,211	(6,561)
Prepaid land rent	(2,941)	(19)	(25)	(2,985)
Accounts payable	650	3,988	2,960	7,598
Advances from customers	(9,334)	8,973	22,259	21,898
Other current liabilities	362	145	3,631	4,138
Accrued warranty costs	—	—	—	—
Net cash provided by (used in) operating activities	(55,203)	(1,022)	21,034	(35,191)

Cash flows from investing activities:
Purchases of property, plant and equipment	(29,107)	(33,421)	(35,341)	(97,869)
Advances for purchases of property, plant and equipment	(22,293)	15,119	(5,947)	(13,121)
Cash provided to related parties	—	—	(3,680)	(3,680)
Net cash used in investing activities	(51,400)	(18,302)	(44,968)	(114,670)

Cash flows from financing activities:
Contribution from minority shareholder of subsidiaries	—	361	—	361
Net proceeds from short-term borrowings	47,957	16,646	6,292	70,895
Proceeds from issuance of common shares	—	—	—	—
Share issuance costs	—	—	—	—
Net proceeds from issuance of convertible bonds	115,771	—	—	115,771
Proceeds from capital contribution	—	2,133	—	2,133
Distribution in respect of reorganization	—	—	—	—
Other distribution to shareholders	—	—	—	—
Cash received from related parties	—	(1)	111	110
Cash paid to related parties	(388)	(225)	(120)	(733)
Net cash provided by financing activities	163,340	18,914	6,283	188,537

Effect of exchange rate changes	1,305	1,441	1,853	4,599

Net increase (decrease) in cash and cash equivalents	58,042	1,031	(15,798)	43,275
Cash and cash equivalents, beginning of year	9,862	67,904	68,935	9,862
Cash and cash equivalents, end of year	67,904	68,935	53,137	53,137